CNA Chicago IL 60604-4107	D. Craig Mense
April 14, 2015	Executive Vice President and Chief Financial Officer Telephone 312-822-1222 Facsimile 312-822-2004 Internet craig.mense@cna.com
Securities and Exchange Commission
Division of Corporation Finance
Washington, DC 20549-6010

Attn:	Jim B. Rosenberg Senior Assistant Chief Accountant

Re:	CNA Financial Corporation Form 10-K for the Fiscal Year Ended December 31, 2014 Filed February 23, 2015 File No. 001-05823

VIA EDGAR FILING

Dear Mr. Rosenberg:

We acknowledge receipt of the letter of comment dated April 2, 2015 from the Commission (the “Comment Letter”) with regard to the above-referenced filing.

Our response to the Comment Letter is set forth below. For your convenience, the staff's comments have been repeated herein and are followed by our response. CNA Financial Corporation (CNAF) and its subsidiaries are referred to as “the Company,” “CNA,” “we,” “our” and “us.”

Notes to Consolidated Financial Statements
Note D. Fair Value, page 79

1.
ASC 820 requires fair value disclosures by class of assets and liabilities. The guidance states that fair value measurements will often require greater disaggregation than the line items in the balance sheet. Further, a reporting entity should determine classes based upon the nature, characteristics and risk of the assets and liabilities and by consideration of the level of disaggregated information required under other Topics. Please tell us how your disclosure of the valuation techniques and the inputs used for fair value measurement for your level 2 fixed maturity securities complies with ASC 820-10-50-2bbb. It would appear that, at a minimum, the fixed maturity categories used within the tables on page 74 represent separate classes. Also, your disclosure does not appear to describe the specific valuation techniques used or correlate the inputs disclosed to the different fixed maturity categories. Rather, you state that fair values are determined using “methodologies that model information generated by market transactions” and “discounted cash flow methodologies” and disclose the common inputs used in the aggregate. Please provide us, for each class of level 2 fixed maturity securities, the valuation technique(s) and inputs used in your fair value measurement.

April 14, 2015

CNA Response:

All asset classes of fixed maturity securities that we own share common characteristics of contractual provisions that define the amount and timing of cash flows and therefore can be valued using standardized and widely accepted methodologies that rely upon a common set of inputs.  Asset-backed fixed maturity securities can have more variable cash flows within the contractual provisions and therefore require additional analysis and inputs to appropriately determine a valuation.

The valuation techniques and inputs we use in our fair value measurement for each class of Level 2 fixed maturity securities are as follows:

Corporate and other bonds are valued using methodologies that model information generated by market transactions involving identical or comparable assets, as well as discounted cash flow methodologies. Inputs include prices from recently executed transactions of similar securities, market place quotes, benchmark yields, spreads off benchmark yields, interest rates and U.S. Treasury or swap curves.

States, municipalities and political subdivisions securities are valued using methodologies that model information generated by market transactions involving identical or comparable assets, as well as discounted cash flow methodologies. Common inputs include prices from recently executed transactions of similar securities, market place quotes, benchmark yields, spreads off benchmark yields, interest rates and U.S. Treasury or swap curves.

Asset-backed (including RMBS, CMBS and Other ABS) securities are valued using methodologies that model information generated by market transactions involving identical or comparable assets, as well as discounted cash flow methodologies. Common inputs include prices from recently executed transactions of similar securities, market place quotes, benchmark yields, spreads off benchmark yields, interest rates and U.S. Treasury or swap curves. Key inputs also include prepayment and default projections based on past performance of the underlying collateral and current market data.

Foreign government securities are valued using methodologies that model information generated by market transactions involving identical or comparable assets, as well as discounted cash flow methodologies. Common inputs include prices from recently executed transactions of similar securities, market place quotes, benchmark yields, spreads off benchmark yields, interest rates and U.S. Treasury or swap curves.

U.S. Treasury and obligations of government sponsored enterprises are valued using methodologies that model information generated by market transactions involving identical or comparable assets, as well as discounted cash flow methodologies. Common inputs include prices from recently executed transactions of similar securities, market place quotes, benchmark yields, spreads off benchmark yields, interest rates and U.S. Treasury or swap curves.

Redeemable preferred stocks are valued using methodologies that model information generated by market transactions involving identical or comparable assets, as well as discounted cash flow methodologies. Common inputs include prices from recently executed transactions of similar securities, market place quotes, benchmark yields, spreads off benchmark yields, interest rates and U.S. Treasury or swap curves.

As the primary valuation methodologies and inputs are common across all of our fixed maturity security classes identified on page 74, we did not specifically address each class separately in our disclosure. Beginning with our Form 10-Q for the quarter ended March 31, 2015, we will modify our disclosure to further clarify that the description of our Level 2 fixed maturity securities valuation methodologies and inputs applies to each of the individual asset classes held by the Company. Our future disclosure will be

April 14, 2015

substantially similar to the following which has been marked for changes against the disclosure in Note D, Fair Value in our 2014 financial statements (new language in italics, moved language in bold and deleted language in strike-through):

Fixed Maturity Securities

~~Fixed maturity securities are valued using methodologies that model information generated by market transactions involving identical or comparable assets, as well as discounted cash flow methodologies. Common inputs include prices from recently executed transactions of similar securities, broker/dealer quotes, benchmark yields, spreads off benchmark yields, interest rates and U.S. Treasury or swap curves. Specifically for asset-backed securities, key inputs also include prepayment and default projections based on past performance of the underlying collateral and current market data.~~

Level 1 securities include exchange traded bonds, highly liquid U.S. and foreign government bonds and redeemable preferred stock, valued using quoted market prices. Level 2 securities include most other fixed maturity securities as the significant inputs are observable in the marketplace. All classes of Level 2 fixed maturity securities are valued using methodologies that model information generated by market transactions involving identical or comparable assets, as well as discounted cash flow methodologies. Common inputs for all classes of fixed maturity securities include prices from recently executed transactions of similar securities, marketplace quotes, benchmark yields, spreads off benchmark yields, interest rates and U.S. Treasury or swap curves. Specifically for asset-backed securities, key inputs also include prepayment and default projections based on past performance of the underlying collateral and current market data. Fixed maturity securities are generally assigned to Level 3 in cases where broker/dealer quotes are significant inputs to the valuation and there is a lack of transparency as to whether these quotes are based on information that is observable in the marketplace. Level 3 securities also include private placement debt securities whose fair value is determined using internal models with inputs that are not market observable.

Note F. Claim and Claim Adjustment Expense Reserve
Asbestos and environmental pollution reserves, page 98

2.
You disclose that the fourth quarter 2014 A&EP reserve review was not completed and that additional information and analysis on inuring third-party reinsurance recoveries are needed to finalize the review. Further, the Company expects to complete the review in the first half of 2015. Please tell us why the review was not completed and the status of the review as of a current date. Tell us if and how you estimated the impact of this uncertainty on your 2014 financial statements.

CNA Response:

As discussed in Note F on page 98, effective January 1, 2010 substantially all of our legacy asbestos and environmental pollution liabilities were reinsured through a loss portfolio transfer (LPT) with National Indemnity Company (NICO). We also note that the A&EP liabilities ceded to NICO are net of reserves ceded under existing third party reinsurance contracts and that the $4 billion LPT limit covers the credit risk on this third party reinsurance. NICO is also responsible for A&EP claim adjudication and reinsurance billing and collection.

The current reserve review process for A&EP exposures is substantially consistent with the review process that existed prior to the inception of the LPT; however, it now requires significant interaction with NICO personnel given their responsibilities for claim adjudication and reinsurance administration. Our ability to finalize our A&EP review, which is conducted on both gross and ceded reserves, can be

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impacted by the completeness, accuracy and timeliness of the information prepared by NICO and our ability to access certain key members of the NICO team.

The fourth quarter 2014 A&EP reserve review was completed with respect to our ground-up review of gross A&EP liabilities, which resulted in no change in estimate of the required gross reserves. While there was an increase in gross case reserves from the prior review, the level of increase was in line with our expectations contemplated in the carried IBNR reserve.

Regarding our review of ceded A&EP liabilities, A&EP claims generally involve many policy years and the allocation of losses to individual policy years has a direct impact on the amount of reinsurance available. Allocation of losses to policy years is often disputed and subject to litigation, therefore estimates of available reinsurance can change significantly over time. Since the majority of the A&EP claims arise from very old policy years, a further complication is the fact that many reinsurers participating on applicable reinsurance treaties are now insolvent or have commuted their exposure under the reinsurance contract. Additionally, accelerated cessions on A&EP structured settlement agreements can distort ceded reserves relative to gross reserves, as ceded reserves may be reduced faster than the gross reserves.

During 2014, we were informed of instances in which NICO changed the policy year allocation of case reserves on certain large A&EP claims which lowered the amount of expected reinsurance recovery on those claims. The impact of these changes has caused ceded losses to move to treaties where there is a higher level of insolvent or commuted participations. This prompted us to request additional information from NICO in order to evaluate our current ceded reserve estimates as well as the allocation of gross incurred but not reported (IBNR) reserves to individual reinsurance treaties.

Our ground-up review of ceded A&EP reserves suggested that our current estimate of ceded reserves could be reduced. This was driven in part by the policy year shift of gross case reserves, on three large claims in particular, and in part by the impact of accelerated cessions on structured settlements. However, other aggregate actuarial analyses and related financial tests indicated no change to ceded reserves was warranted. Due to this conflicting information as well as the need to better understand the changing allocation of our gross IBNR reserve to reinsurance treaty we concluded that additional information and further analysis was required before the review could be considered final.

A working group of senior personnel from Claims, Actuarial and Ceded Reinsurance developed a plan of the actions required to finalize the remaining elements of our current review, and the working group has met regularly to discuss progress against the plan. Based on the plan, availability of NICO personnel, and progress to-date we expect the A&EP review to be finalized in Q2 2015. Given the significance of the information needed to finalize the remaining elements of the review, we have not yet been able to estimate the impact, if any, of this uncertainty on our current financial statements.

We further note that should the completion of the A&EP reserve review result in a reserve adjustment, it will result in no economic impact to us because our exposure has been fully ceded to NICO under the LPT which has significant limit remaining. The application of retroactive reinsurance accounting to any A&EP reserve adjustment may however impact the timing of our recognized earnings in future periods as further discussed in our Summary of Significant Accounting Policies in Note A on page 67.

* * * * * * *

April 14, 2015

As requested in the Comment Letter, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	staff comments or changes in disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Company's filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or further comments, please call the undersigned at (312) 822-1222 or fax at (312) 822-2004.

Very truly yours,

/s/ D. Craig Mense
D. Craig Mense
Executive Vice President and
Chief Financial Officer

Cc:	Lisa Vanjoske, Division of Corporation Finance Assistant Chief Accountant